SEC
Washington

17008646

SEC
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Section
FEB 28 2017
Washington DC
414

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SEC FILE NUMBER
8-49748

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunbelt Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd, Suite 1700
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Smetek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sunbelt Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HEIDI LATHAM
My Notary ID # 12173514
Expires November 21, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SUNBELT SECURITIES, INC.

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sunbelt Securities, Inc.

We have audited the accompanying statement of financial condition of Sunbelt Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunbelt Securities, Inc as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Sunbelt Securities, Inc.'s financial statements. The information in Schedule I is the responsibility of Sunbelt Securities, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 23, 2017

SUNBELT SECURITIES, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 1,207,113
Receivable from broker dealers	73,458
Commissions receivable	354,195
Other receivables	131,379
Securities	10,365
	$ 1,776,510

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 98,671
Commissions payable	550,213
	648,884
Stockholders' equity	
Preferred stock, 85,000 shares authorized, Series A convertible, with $ .001 par value 85,000 shares issued and outstanding	85
Common stock, 10,000,000 shares authorized with $.001 par value, 40,000 shares issued and outstanding	40
Additional paid in capital	1,157,918
Retained earnings (deficit)	(30,417)
Total stockholders' equity	1,127,626
	$ 1,776,510

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Securities commissions	$ 10,343,303
Interest income	38,415
	10,381,718
Expenses	
Compensation	1,945,367
Commissions and clearance paid to all other brokers	7,018,170
Communications	45,087
Occupancy and equipment costs	153,414
Regulatory fees and expenses	102,716
Interest expense	27,652
Other expenses	979,990
	10,272,396
Income (loss) before income taxes	109,322
Provision for federal income taxes	
Current expense	22,213
Deferred tax (benefit)	(18,690)
Net Income (Loss)	$ 105,799

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Shares	Preferred Stock	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2015	85,000	$ 85	40,000	$ 40	$ 1,157,918	$ (136,216)	$ 1,021,827
Sale of common stock							
Net income (loss)						105,799	105,799
Balances at December 31, 2016	85,000	$ 85	40,000	$ 40	$ 1,157,918	$ (30,417)	$ 1,127,626

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net income (loss)	$ 105,799
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker dealers	26,346
Increase in commissions receivable	(155,527)
Increase in other receivables	(131,379)
Increase in securities owned	(10,365)
Increase in accrued expenses	43,509
Decrease in commissions payable	(47,995)
Net cash provided (used) by operating activities	(169,612)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Proceeds from the sale of common stock	-0-
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	(169,612)
Cash and cash equivalents at beginning of year	1,376,725
Cash and cash equivalents at end of year	$1,207,113

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 27,652
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Notes to Financial Statements
December 31, 2016

Note 1 - Summary of Significant Accounting Policies

Sunbelt Securities, Inc. (the "Company") was formed October 23, 1996 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") on July 3, 1997 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States. The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to general practices within the securities industry.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities readily marketable are carried at fair value based upon quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Securities owned and securities sold not yet purchased represent temporary positions in the Company's error account at fair value and are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2016.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had net capital of approximately $981,127 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .66 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Income Taxes

The tax benefit from the use of the Company's net operating loss carryforward of $97,243 has been reported in these financial statements. The following reflects the changes in the deferred tax benefit:

	Deferred Tax Asset December 31, 2015	Current Period Changes	Deferred Tax Asset December 31, 2016
Federal Tax Benefit	$ 18,690	$ (18,690)	$ -0-
Valuation allowance	(18,690)	18,690	-0-
Amount per balance sheet	$ -0-	$ -0-	$ -0-

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 6 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits.

Note 7 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Future minimum lease payments under the leases at December 31, 2016 are as follows:

Year Ending December 31,	
2017	$ 121,851
2018	185,545
2019	189,699
2020	193,853
2021	198,007
Thereafter	997,305
	$ 1,886,260

Rental expense for the year ended December 31, 2016 was $153,414 and is reflected in occupancy and equipment costs.

Note 8 – Related Party Transactions

Sunbelt Securities Management, Inc, a related party earned $2,500 for consulting advisory services. This expense is included in other expenses.

Note 9 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2016

Schedule I

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,127,626
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	1,127,626
Deductions and/or charges	
Less Non-allowable assets	
Other receivables – advances	(103.389)
Other Receivables in excess of related payable	(5,598)
Unsecured Debit	(3,300)
Net capital before haircuts on securities positions	1,015,339
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-(1c)(2)	
Other securities	34,212
Net capital	$ 981,127

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 98,671
Commissions payable	550,213
Total aggregate indebtedness	$ 648,884

Schedule I (continued)

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 43,259
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 881,127
Ratio: Aggregate indebtedness to net capital	.66 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net Capital per Company's unaudited FOCUS IIA	$	984,650
Increase in income taxes		(3,523)
Net Capital per audited report	$	981,127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

Required By SEC Rule 17a-5

Year Ended December 31, 2016

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sunbelt Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Sunbelt Securities, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Sunbelt Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Sunbelt Securities, Inc. stated that Sunbelt Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sunbelt Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sunbelt Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 23, 2017

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

Sunbelt Securities Exemption Report

Sunbelt Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Sunbelt Securities, Inc.

I, David Smetek, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: President
January 23, 2017